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SEC FILE NUMBER
8-65962

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CEA Atlantic Advisors, LLC

SEC Mail Processing
FEB 05 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brad Gordon	(813)226-8844	bgordon@ceaworldwide.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Accell CPA & Associates P.A.
(Name – if individual, state last, first, and middle name)

8270 Woodland Center Blvd. #3425	Tampa	FL	33614
(Address)	(City)	(State)	(Zip Code)

07/09/24	7204
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Gordon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CEA Atlantic Advisors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LETICIA ALLEN
MY COMMISSION # HH 352764
EXPIRES: March 24, 2027

Signature: [signature]

Title:
FinOp

[signature]
Notary Public

SEC Mail Processing

FEB 05 2025

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CEA Atlantic Advisors, LLC

Financial Statements and
Supplementary Information
December 31, 2024

CEA Atlantic Advisors, LLC

Table of Contents

Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CEA Atlantic Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CEA Atlantic Advisors, LLC as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CEA Atlantic Advisors, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CEA Atlantic Advisors, LLC's management. Our responsibility is to express an opinion on CEA Atlantic Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CEA Atlantic Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, ("the supplemental information") has been subjected to audit procedures performed in conjunction with the audit of CEA Atlantic Advisors, LLC's financial statements. The supplemental information is the responsibility of CEA Atlantic Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell CPA & Associates

We have served as CEA Atlantic Advisors, LLC's auditor since 2024.
Tampa, FL
January 28, 2025

CEA Atlantic Advisors, LLC

Statement of Financial Condition

		December 31, 2024
Assets		
Cash	$	34,409
Accounts receivable		2,500
Prepaid expenses		4,943
Deposit		187
Total assets	$	42,039
Liabilities		
Accounts payable and accrued expenses	$	18,255
Member's Equity		
Member's capital, a membership unit issued & outstanding		1,000
Retained member's earnings		22,784
Total member's equity		23,784
Total liabilities and member's equity	$	42,039

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Income

	For the year ended December 31, 2024
Revenues	
Transaction fees	$ 222,500
Consulting / advisory fees	135,000
Total revenues	357,500
Operating Expenses	
Commissions	274,375
Rent, office and occupancy	133,200
Professional fees	18,203
Other administrative and operating expenses	17,151
Total operating expenses	442,929
Net Loss	$ (85,429)

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Member's Equity

	For the year ended December 31, 2024
Balance, December 31, 2023	$ 64,213
Capital contribution	45,000
Net loss	(85,429)
Balance, December 31, 2024	$ 23,784

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2024
Cash Flows from Operating Activities	
Net loss	$ (85,429)
Changes in operating assets and liabilities:	
Decrease in accounts receivable	7,500
Decrease in prepaid expenses	381
Decrease in deposits	312
Increase in accounts payable and accrued expenses	6,262
Net cash used by operating activities	(70,974)
Cash Flows from Financing Activities	
Contributions from member	45,000
Net cash provided by financing activities	45,000
Net decrease in cash and cash equivalents	(25,974)
Cash and cash equivalents at beginning of the period	60,383
Cash and cash equivalents at end of the period	$ 34,409

See report of independent registered public accounting firm and notes to the financial statements.

1. Nature of Business:

CEA Atlantic Advisors, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists primarily of consulting and advisory fees receivable which arise in the normal course of business. Accounts receivable are stated at cost less an allowance for credit losses. Management's determination of the allowance for credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk are cash, and accounts receivable.

The Company places its cash on deposit with financial institutions in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, balances held by the bank may exceed the FDIC limit.

The estimate of the expected credit losses on accounts receivable is measured at the amortized cost, which is measured using relevant information about past events, including historical credit loss experience on accounts receivable with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the accounts receivable. Credit risk is limited to the amount and the ability of the customer to pay the amounts due. A historical credit loss rate is determined by age bucket or how long a receivable has been outstanding (e.g. 1-30 days past due, 31-60 days past due, etc.). The historical loss rates for each respective age bucket are then adjusted for current conditions using reasonable and supportable forecasts. Based on the aging categorization and the adjusted loss rate per category, an allowance for credit losses is calculated by multiplying the adjusted loss rate with the amortized cost in the respective age category. Based on this analysis, management has determined that the estimated credit loss on accounts receivable is $0 at December 31, 2024.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Furniture and equipment are depreciated based on the straight-line method over the estimated useful lives of the assets.

The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset, is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "*Revenue from contracts with customers*" (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Accounting Standards Codification (ASC) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as satisfied.

The Company has two types of revenue – Consulting / Advisory Fees and Financing Transaction Fees. Consulting / Advisory fees are non-refundable monthly charges for a specific number of months as stated in the contract for consulting and advisory services reasonably necessary to accomplish the client's stated objectives. Revenue for these fees are recognized monthly as the services are provided and are due upon receipt of the invoice. Unless otherwise stated in the agreement, one-time, non-refundable engagement or consulting fees are recognized over the life of the contract, as there is no point in time they are earned. Financing Transaction fees are based on a percent of the raised or committed debt or equity the Company procures for the client. Determination of the transaction price is based on contractual agreements and allocation of the transaction prices are unnecessary because the pricing can be obtained directly from the contract. These fees are recorded when a transaction is successful. Any warrants received in connection with financing transactions are recorded at estimated fair value. There are no warrants as of December 31, 2024.

Income Taxes

The Company is a limited liability corporation with a single member. Under U.S. Federal tax law, the Company is accounted for as a division of its member and does not file a separate tax return. Furthermore, the Company's single member is treated as a partnership under U.S. Federal tax law. Because partnerships are not subject to income taxes under U.S. Federal tax law, the Company (as a division of its single member) likewise is not subject to income taxes. Accordingly, the accompanying financial statements include no provision for income tax.

The Company has adopted Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial position or results of operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with uncertain tax positions as a component of income tax expense, and none were recognized as there was no impact on the Company's financial positions as a result of the application of this standard. The tax returns for the Company's single member are open to examination by taxing authorities generally for three years after the filing of the tax return.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. Furniture and Equipment

Furniture and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Furniture and equipment at December 31, 2024 consists of the following:

		Estimated useful lives
Office equipment	$27,293	5 years
Furniture and fixtures	1,468	7 years
	28,761	
Less: accumulated depreciation	(28,761)	
	$ 0	

Depreciation expense was $0 for the year ended December 31, 2024 as the assets are fully depreciated.

4. **Regulatory Requirements:**

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2024, the Company had net capital, as defined, of $16,154, which was $11,154 in excess of its required net capital of $5,000. At December 31, 2024, the Company's ratio of aggregate indebtedness to net capital, as defined, was 113.01 to 1.

5. **Related Party Transactions:**

The Company paid $11,100 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of income. For the year ended December 31, 2024, $133,200 was paid to this affiliate for such administrative services.

6. **Commitments and Contingencies:**

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations.

In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. Management is unaware of any commitments or contingencies that would have a material effect on the financial statements.

7. **Subsequent Events:**

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through January 28, 2025, the date which financial statements were issued.

CEA Atlantic Advisors, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Computation of net capital:	
Member's equity	$ 23,784
Less nonallowable assets:	
Accounts receivable	2,500
Prepaid expenses	4,943
Deposit	187
Net capital	$ 16,154
Computation of aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 18,255
Computation of basic net capital requirements:	
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 1,217
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Net capital in excess of requirement	11,154
Ratio of aggregate indebtedness to net capital	113.01

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 dated January 28, 2025 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3.

See report of independent registered public accounting firm and notes to the financial statements.

Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CEA Atlantic Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CEA Atlantic Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for private placement of securities and mergers and acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CEA Atlantic Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell CPA & Associates

Tampa, Florida
January 28, 2025

Exemption Report

To the SEC
Washington DC

CEA Atlantic Advisors, LLC does not claim an exemption from SEC Rule 15c3-3, as the Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company did not claim an exemption from SEC Rule 15c3-3 for the year ended December 31, 2024. The Company met the required criteria to rely on Footnote 74 to SEC Release 34-70073 throughout the entire year ended December 31, 2024, without exception.

I certify that, to the best of my knowledge and belief, the statements provided here are true and correct.

January 28, 2025
Tampa, Florida

Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
CEA Atlantic Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CEA Atlantic Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating CEA Atlantic Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. CEA Atlantic Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of CEA Atlantic Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Accell CPA & Associates

Tampa, Florida
January 28, 2025

8270 Woodland Center Boulevard - #3425 • Tampa, Florida 33614 • 813.495.4755

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
CEA ATLANTIC ADVISORS LLC	8-65962

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 357,500.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 357,500.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 357,500.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 536.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 461.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 461.00		
	d Add lines 11a through 11c		$ 461.00	
12	**LESSER** of line 10 or 11d.			$ 461.00
13	a Amount from line 8		$ 536.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 461.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 75.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 75.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-65962	DEA: FINRA	2024	Dec

MEMBER NAME CEA ATLANTIC ADVISORS LLC
MAILING ADDRESS 101 EAST KENNEDY BLVD STE 3300
TAMPA, FL 33602
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CEA ATLANTIC ADVISORS LLC	Barbara Brockland
(Name of SIPC Member)	(Authorized Signatory)
1/23/2025	bbrockland@ceaworldwide.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.